As filed with the Securities and Exchange Commission on April 9, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Tanger Properties Limited Partnership

(Name of Subject Company (Issuer))

Tanger Properties Limited Partnership

(Names of Filing Person (Offeror))

3.75% Exchangeable Senior Notes Due 2026

(Title of Class of Securities)

875484AE7

(CUSIP Numbers of Class of Securities)

Steven B. Tanger, President and Chief Executive Officer

Tanger Factory Outlet Centers, Inc.

3200 Northline Avenue, Suite 360

Greensboro, North Carolina 27408

(336) 292-3010

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Raymond Y. Lin, Esq.	Robert W. Downes, Esq.
Gregory P. Rodgers, Esq.	Sullivan & Cromwell LLP
Latham & Watkins LLP	125 Broad Street
885 Third Avenue, Suite 1000	New York, New York 10004
New York, New York 10022	(212) 558-4000
(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$146,338,698	$8,166

(1)	Estimated solely for calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended. The proposed maximum offering price is calculated based on (a) the product of (i) $98.75, which was the average of the bid and asked price of one of the 3.75% Exchangeable Senior Notes due 2026 (the “Notes”) on April 7, 2009, and (ii) the quotient of (x) $149,500,000, the aggregate principal amount at maturity of the Notes which are sought for exchange, and (y) $1,000, less (b) $1,292,552, the maximum aggregate amount of accrued and unpaid interest, payable in cash, to be paid by the Operating Partnership pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Notes and the settlement date is May 8, 2009.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0000558 by the aggregate transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,166	Filing Party:	Tanger Factory Outlet Centers, Inc.
			Tanger Properties Limited Partnership

Form or Registration No.:	Form S-4 (333-158503) Form S-4 (333-158503-01)	Date Filed:	April 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This tender offer statement on Schedule TO relates to an offer, or the Exchange Offer, by Tanger Properties Limited Partnership, a North Carolina limited partnership, or the Operating Partnership, to exchange common shares, $0.01 par value per share, or Company Common Shares, of Tanger Factory Outlet Centers, Inc., a North Carolina corporation, or the Company, for any and all of the Operating Partnership’s outstanding 3.75% exchangeable senior notes due 2026 (CUSIP No. 875484AE7), or the Notes, upon the terms and subject to the conditions contained in the prospectus (as may be amended or supplemented from time to time, the Prospectus) dated April 9, 2009, which forms part of the Company’s and the Operating Partnership’s joint Registration Statement on Form S-4 (File Nos. 333-158503 and 333-158503-01) originally filed with the Securities and Exchange Commission on April 9, 2009 (as amended, the Registration Statement), and the related letter of transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectfully.

This tender offer statement on Schedule TO is being filed in satisfaction of the requirements on Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer of the Notes is Tanger Properties Limited Partnership. Its principal executive offices are located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408 and the telephone number of its principal executive offices is (336) 292-3010.

(b) Securities.

The subject class of securities to be exchanged in the Exchange Offer is the Operating Partnership’s 3.75% exchangeable senior notes due 2026. As of April 8, 2009, $149,500,000 aggregate principal amount of Notes was outstanding. The Notes are exchangeable for Company Common Shares.

(c) Trading Market and Price.

The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes and trading in the Notes has been limited. The information with respect to the Company Common Shares set forth under the heading “Market Prices of Common Shares” of the Prospectus is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Operating Partnership is the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the general partner of the Operating Partnership is Tanger GP Trust, a Maryland business trust. The business address of Tanger GP Trust is 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408 and the business telephone number is (336) 292-3010. The following persons are controlling persons of Tanger GP Trust:

Steven B. Tanger	Trustee, President and Chief Executive Officer
Frank C. Marchisello Jr.	Vice President, Treasurer and Assistant Secretary
James F. Williams	Vice President, Assistant Treasurer & Assistant Secretary
Virginia R. Summerell	Vice President & Secretary
Stanley K. Tanger	Chairman of the Board of Trustees
Jack Africk	Trustee
William G. Benton	Trustee
Bridget Ryan Berman	Trustee
Thomas E. Robinson	Trustee
Allan L. Schuman	Trustee

The business address and telephone number of each trustee and executive officer of Tanger GP Trust is: c/o Tanger GP Trust, 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408 and the business telephone number is (336) 292-3010.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i) - (iii), (v) – (viii), (xi), (xii) The information under the headings “Summary,” “The Exchange Offer,” and “Certain U.S. Federal Income Tax Considerations” in the Prospectus is incorporated herein by reference.

(iv), (x), (ix) Not applicable.

(2) Merger or Similar Transactions.

Not applicable.

(b) Purchases.

The Operating Partnership does not believe that any Notes are owned by any officer, director or affiliate of the Operating Partnership and therefore no Notes will be purchased by the Operating Partnership from any such persons in the Exchange Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information under the heading “The Exchange Offer” in the Prospectus is incorporated herein by reference.

The Notes were issued pursuant to a Senior Indenture, dated as of March 5, 1996 as supplemented by a Fourth Supplemental Indenture, dated as of November 5, 2005 and a Fifth Supplemental Indenture, dated as of August 16, 2006 among the Operating Partnership, the Company and U.S. Bank, National Association (as successor in interest to State Street Bank and Trust Company), which are Exhibits (d)(i)-(iii) hereto.

Dealer Manager Agreement, dated as of April 9, 2009, among the Operating Partnership, the Company, Goldman, Sachs & Co. and the other dealer managers party thereto, which is Exhibit (d)(iv) hereto.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information under the subheadings “Summary—The Exchange Offer” and “The Exchange Offer — The Purpose of the Exchange Offer” in the Prospectus is incorporated herein by reference.

(b) Use of Securities Acquired.

The Notes tendered in the Exchange Offer will be cancelled.

(c) Plans.

(1) None.

(2) None.

(3) The information under the headings “Summary” and “Capitalization” in the Prospectus is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information under the subheading “The Exchange Offer — Fees and Expenses” in the Prospectus is incorporated herein by reference. In addition, the Operating Partnership will pay approximately $1,292,552 in accrued and unpaid interest assuming the Exchange Offer is fully subscribed by holders of the Notes and the settlement date is May 8, 2009. The Operating Partnership will pay these amounts with cash on hand.

(b) Conditions.

None.

(d) Borrowed Funds.

None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

To the best knowledge of the Operating Partnership, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions.

Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

With respect to solicitations in connection with the Exchange Offer, the information under the subheadings “The Exchange Offer — Dealer Managers,” “The Exchange Offer — The Exchange Agent” and “The Exchange Offer — The Information Agent” in the Prospectus is incorporated herein by reference. In addition, none of the Operating Partnership, the Company, the dealer managers, the exchange agent or the information agent is making any recommendation as to whether noteholders should choose to tender the Notes in the Exchange Offer.

Item 10. Financial Statements.

(a) Financial Information.

(1) The financial statements and other information set forth under (i) Part IV, Item 15, pages F-1 through F-25 of the Operating Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and (ii) Part IV, Item 15, pages F-1 through F-27 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, are, in each case, incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(2) None.

(3) The information under the heading “Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” in the Prospectus is incorporated herein by reference.

(4) At December 31, 2008, book value per share for Company Common Shares was $4.90.

(b) Pro Forma Financial Information.

The information under the headings “Capitalization” and “Certain Pro Forma Selected Financial Data” in the Prospectus is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The information under the subheading “The Exchange Offer — Conditions to the Exchange Offer” in the Prospectus is incorporated herein by reference.

(3) None.

(4) None.

(5) None.

(b) Other Material Information.

The information contained in the Prospectus and the Registration Statement is hereby incorporated by reference.

Item 12. Exhibits

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated April 9, 2009 (incorporated by reference to the Registration Statement on Form S-4 filed April 9, 2009).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-4 filed April 9, 2009).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(a)(5)	Press Release, dated April 9, 2009, announcing the commencement of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed April 9, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(b)	None.

(d)(i)	Form of Senior Indenture (Incorporated by reference to the Exhibit 4(a) to the Company’s Current Report on Form 8-K dated March 6, 1996, SEC file number 96 047468)

(d)(ii)	Form of Fourth Supplemental Indenture (to Senior Indenture) dated November 5, 2005. (Incorporated by reference to Exhibit 4.2D to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.)

(d)(iii)	Form of Fifth Supplemental Indenture (to Senior Indenture) dated August 16, 2006. (Incorporated by reference to Exhibit 4.2E to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.)

(d)(iv)	Dealer Manager Agreement, dated as of April 9, 2009, among the Operating Partnership, the Company, Goldman, Sachs & Co. and the other dealer managers party thereto (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed April 9, 2009)

(g)	None.

(h)	Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed April 9, 2009).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TANGER PROPERTIES LIMITED PARTNERSHIP

By: Tanger GP Trust, its sole general partner

Date: April 9, 2009	By:	/s/ Steven B. Tanger
Steven B. Tanger
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated April 9, 2009 (incorporated by reference to the Registration Statement on Form S-4 filed April 9, 2009).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-4 filed April 9, 2009).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(a)(5)	Press Release, dated April 9, 2009, announcing the commencement of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed April 9, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(b)	None.

(d)(i)	Form of Senior Indenture (Incorporated by reference to the Exhibit 4(a) to the Company’s Current Report on Form 8-K dated March 6, 1996, SEC file number 96 047468)

(d)(ii)	Form of Fourth Supplemental Indenture (to Senior Indenture) dated November 5, 2005. (Incorporated by reference to Exhibit 4.2D to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.)

(d)(iii)	Form of Fifth Supplemental Indenture (to Senior Indenture) dated August 16, 2006. (Incorporated by reference to Exhibit 4.2E to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.)

(d)(iv)	Dealer Manager Agreement, dated as of April 9, 2009, among the Operating Partnership, the Company, Goldman, Sachs & Co. and the other dealer managers party thereto (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed April 9, 2009)

(g)	None.

(h)	Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed April 9, 2009).